Vistana Signature Experiences, Inc.

9002 San Marco Court

Orlando, Florida 32819

November 12, 2015

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-6010

Attention: Jennifer Gowetski, Special Counsel

Re:	Vistana Signature Experiences, Inc.

Withdrawal of Registration Statement on Form 10-12B

Filed on June 16, 2015 and amended on August 7, 2015 and September 22, 2015

File No. 001-37448

Ladies and Gentleman:

On behalf of Vistana Signature Experiences, Inc. (the “Company”), we hereby request, pursuant to Rule 477 of the Securities Act of 1933, as amended (the “Securities Act”), that the Registration Statement on Form 10-12B, together with all exhibits thereto (File No. 001-37448), originally filed with the Securities and Exchange Commission (the “Commission”) on June 16, 2015, and subsequently amended on August 7, 2015 and September 22, 2015 (as amended, the “Registration Statement”), be withdrawn effective immediately. The Company is seeking withdrawal of the Registration Statement because its parent company, Starwood Hotels & Resorts Worldwide, Inc. (“Starwood”), has, rather than proceeding with the spin-off transaction described in the Information Statement filed as Exhibit 99.1 to the Registration Statement, elected to enter into definitive agreements with the Company and Interval Leisure Group, Inc. (“ILG”) for a previously announced Reverse Morris Trust transaction that, upon completion, will result in the Company becoming a wholly owned subsidiary of ILG, with Starwood’s stockholders owning 55% of the outstanding shares of ILG on a fully-diluted basis and the existing stockholders of ILG owning 45% of ILG on a fully-diluted basis. The Registration Statement has not become effective.

Accordingly, we request that the Commission issue an order granting the withdrawal of the Registration Statement (the “Order”) effective as of the date hereof or at the earliest practicable date hereafter. Please provide a copy of the Order to Jason Licht of Latham & Watkins LLP, via email at jason.licht@lw.com or via facsimile at (202) 637-2201.

Should you have any questions regarding this request for withdrawal, please contact Jason Licht of Latham & Watkins LLP by telephone at (202) 637-2258.

Very truly yours,
/s/ Stephen G. Williams Stephen G. Williams Chief Operating Officer Vistana Signature Experiences, Inc.

cc:	Via Email

Barbara E. Overton, Vistana Signature Experiences, Inc.

Kristen Prohl, Starwood Hotels & Resorts Worldwide, Inc.

Jason Cohen, Starwood Hotels & Resorts Worldwide, Inc.

Jason M. Licht, Latham & Watkins LLP